Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130-3002 O: 858.350.2300 F: 858.350.2399
December 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Robert Augustin
Margaret Sawicki
Christie Wong
Li Xiao
Re:       SpyGlass Pharma, Inc.
Draft Registration Statement on Form S-1
Submitted September 26, 2025
CIK No. 0001778922
Ladies and Gentlemen:
On behalf of our client, SpyGlass Pharma, Inc. (“SpyGlass” or the “Company”), we confidentially submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated December 1, 2025, concerning the above referenced draft registration statement on Form S-1 (the “Registration Statement”).
In connection with the submission of this letter, the Company is confidentially submitting Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). The Amendment No. 1 reflects revisions made to the Registration Statement in response to the comments of the Staff and the updating of other information.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the Amendment No. 1.
AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission
December 9, 2025

Draft Registration Statement on Form S-1 submitted September 26, 2025
Prospectus Summary
Overview, page 1
1.Here, and throughout your filing, including your description of your business and the market in which you intend to operate, when referring to a statistic that is not common knowledge or a research article please cite the source and, at first instance, provide a summary of the material findings as appropriate. For example only, you disclose that there are 10,000 active cataract surgeons in the United States. Please make conforming changes throughout your filing. Please provide appropriate sources for these and other, relevant statements throughout the filing, or characterize the same as management’s opinions or beliefs, where appropriate. Please also revise to define scientific terms such as pseudophakic, non-bioerodible, monofocal IOLs and toric IOLs, presbyopia and SLT.
In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 2, 3, 51, 90, 104, 105, 106, 111, 112, 115, 116, and 125. We respectfully advise that monofocal and toric IOLs are defined on page 116 but have expanded the definitions. In addition, we are happy to supplementally provide copies of any sources mentioned throughout the filing.
2.We note your disclosure here and throughout the filing that “[you] initiated two registrational Phase 3 trials in July 2025, each expected to enroll approximately 400 patients across 45 sites. [You] expect to complete enrollment in [_] and, pending successful Phase 3 results, [you] plan to submit a 505(b)(2) New Drug Application (NDA) to the FDA in [_].” When discussing FDA or other regulatory approvals, please revise to include a statement acknowledging that FDA or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. Further, when discussing trials, please revise to state that there is no guarantee that the trials will produce positive results or that the results will support the Company's claims. Make conforming changes throughout your filing.
In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 4, 5, 6, 90, 104, 107, 108, and 125. We respectfully advise the Staff that risks relating to the trials and their ability to produce positive results or results that support the Company’s claims and risks relating to engaging with the FDA or other regulatory agencies are addressed in detail in the Risk Factors section.
3.We note that you believe that your product candidate “will be regulated by the FDA as a drug-led, drug-device combination product” and that you plan to “pursue a streamlined regulatory approval process under the FDA’s 505(b)(2) pathway.” Please revise your Prospectus Summary to further explain the regulatory framework for your product candidate and the process for seeking approval under the 505(b)(2) pathway and how it differs from other pathways, such as the 505(b)(1) pathway, and whether the FDA may disagree with your characterization or approval pathway.
In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 105 to further explain the regulatory framework for the BIM-IOL System. This language is consistent with the Government Regulation section, which provides a more detailed summary of FDA regulation of combination products and the different types of NDA available for new drug products. We respectfully advise the Staff that the Company does not believe that the FDA will

Securities and Exchange Commission
December 9, 2025

disagree with its strategy to seek approval via the 505(b)(2) pathway, as the FDA has not raised any objections in the Company’s routine correspondence with the FDA to date. We respectfully advise the Staff that the Company’s use of the 505(b)(2) pathway is consistent with FDA’s guidance on 505(b)(2) (for example, https://www.fda.gov/media/156350/download) as well as other approved drug products, including drug-led combination products, where the applicant leverages data from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use.
4.We note your statement on page 1: “the BIM-IOL System was observed to have a favorable safety profile” and the headers on page 3: “Lead Product Candidate with Long-Term Safety and Efficacy Data” and page 109: “Ultra-Low Dose and Compelling Safety Profile May Improve Quality of Life.” Conclusions regarding safety or efficacy are solely within the authority of the FDA and comparable regulatory bodies. As such, please remove or revise these statements and make conforming changes throughout your filing where you discuss the safety and efficacy of your product candidates.
In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 3, 90, 104, 106, 110, 117, and 125 to remove statements that express conclusions regarding safety and efficacy.
5.We note your disclosure on page 1 that the Bimatoprost Drug Pad-IOL System is designed to be implanted during routine cataract surgery to reduce elevated intraocular pressure in patients who have either open-angle glaucoma (OAG) or ocular hypertension (OHT). We also note your disclosure on page 2 that “[you] estimate that the total addressable market in the United States for the BIM-IOL System is approximately $13 billion based on the estimated one million glaucoma and OHT patients expected to undergo cataract surgery in 2025.” Please revise your disclosure to provide the total addressable market in the United States for your product as it relates to patients with OHT and OAG specifically, not all types of glaucoma.
In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 105 and 111 to reflect the Company also considered the percentage of patients with glaucoma who have OAG, which is stated on page 112.
6.We note your statement on page 2 and elsewhere that your product candidate aims to deliver a “first-in-class” solution. Given the current stage of development for this product candidate and the length of the drug development process, such characterization appears to be inapplicable or premature. Accordingly, please remove the statement or otherwise advise.
In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 105, 110, and 117 to remove the reference to “first-in-class”.

Securities and Exchange Commission
December 9, 2025

Our Strategy
Rapidly Advance Our Lead Product Candidate Through Clinical Development for Registration, page 4
7.We note your disclosure that “Based on [y]our clinical data generated and regulatory feedback to date, [you] initiated two registrational Phase 3 clinical trials in July 2025 to evaluate [y]our lead product candidate, the BIM-IOL System.” Please revise your disclosure to provide a summary of the regulatory feedback received.
In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 4, 5, 90, 104, 107, 108, 117, 123, and 124 to delete the phrase “regulatory feedback to date” since it is common knowledge that all U.S. clinical studies involving an investigational drug product are conducted under FDA oversight, or an investigational new drug application (IND) cleared by the FDA. The continued advancement of the Company’s clinical development from Phase 1/2 to Phase 3 is indicative of ongoing alignment with the FDA. We respectfully advise the Staff that the Company believes the regulatory feedback received to date is considered routine communication with the FDA, consistent with what is expected for the lead product candidate in the industry. As such, we do not believe it is necessary to summarize routine interactions with the FDA.
8.Please revise this header on page 4 to avoid any implication that you have the ability to accelerate FDA approvals and commercialization of your product candidate.
In response to the Staff’s comment, the Company has revised the disclosures on pages 5 and 108 to remove the reference to “rapidly”.
Risk Factors
We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs…, page 60
9.We note your disclosure that you “have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of [y]our preclinical studies and clinical trials and to monitor and manage data for [y]our ongoing preclinical and clinical programs” and “if any of [y]our relationships with these third-party CROs terminate, [you] may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms.” Please expand your disclosure to identify any CROs you are substantially dependent on and include a summary of the material terms of the relevant agreements. To the extent you are substantially dependent on any CROs, please also file the agreements as exhibits to the registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Item 601(b)(10)(ii) of Regulation S-K provides that “if a contract is such as ordinarily accompanies the kind of business conducted by a registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless the registrant’s business is substantially dependent on the contract, or the contract falls within one or more of certain other enumerated categories. As a biopharmaceutical company, the Company enters into arrangements with CROs in the ordinary course of its business to conduct certain aspects of its preclinical studies and clinical trials, as noted above in the Staff’s comment. The Company is

Securities and Exchange Commission
December 9, 2025

presently party to arrangements with five separate CROs. Although the Company relies on CROs to carry out certain research and development activities and is exposed to certain risks related to such reliance, as discussed in the Company’s risk factors, the Company respectfully advises the Staff that (i) the Company is not substantially dependent on any individual CRO arrangement and (ii) the Company believes it could replace any individual CRO without substantial disruption to its business. Accordingly, because the Company entered into the CRO arrangements in the ordinary course of business, is not substantially dependent on any such CRO arrangement, and none of the categories in subparagraphs (A), (C) or (D) of Item 601(b)(10)(ii) of Regulation S-K are applicable to any such CRO arrangement, the Company respectfully submits to the Staff that it does not believe it is required to file any such CRO arrangement as an exhibit to the registration statement.
In response to the Staff’s comment regarding identifying any CROs that the Company is substantially dependent on, the Company has revised the disclosure on page 61.
Use of Proceeds, page 83
10.We note your disclosure that the remainder of your net proceeds from this offering will be used “for [y]our other research and development activities, as well as for working capital and other general corporate purposes.” Please revise your disclosure to clarify the “other research and development activities” to which you refer.
In response to the Staff’s comment, the Company has revised the disclosures on pages 9 and 83 to clarify the “other research and development activities” to which the Company refers.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Research and Development Expenses., page 93
11.Considering research and development to be your primary operation, please tell us your consideration of providing further breakdown of your research and development expenses, including but not limited to, by clinical trials, and/or by nature of the expenses.
In response to the Staff’s comment, the Company has revised the disclosures on pages 94 and 95.
The Company respectfully advises the Staff that the Company has engaged in clinical trials only for its BIM-IOL System, the Company’s lead product candidate. For the periods presented, the Company provided a breakdown of its research and development expenses for the BIM-IOL System by detailing the amounts spent for contract research expenses and supply-related expenses. The Company has added clarifying disclosure in Amendment No. 1 to indicate that such expenses comprise substantially all of the Company’s external research and development expenses attributable to the BIM-IOL System. The Company’s BIM-DRS System and all other programs in development are preclinical, and the Company disclosed that research and development expenses attributable to programs other than its BIM-IOL System were immaterial for the periods presented.
The Company further advises the Staff that indirect clinical development costs and the balance of the Company’s research and development expenses are not tracked at the program or candidate level. Although the Company expects to continue developing capabilities to track research and

Securities and Exchange Commission
December 9, 2025

development expenses at a more granular level, at this time the Company believes that providing an incomplete allocation would provide partial information without the necessary context.
Business
Our Solution – The SpyGlass Platform
The BIM-IOL System, Our Lead Product Candidate
Preclinical Studies, page 116
12.With respect to your preclinical trial disclosure, please provide the number of subjects. We also note disclosure that in both preclinical studies “a number of expected procedure-related microscopic or ophthalmic findings typically associated with cataract surgery and IOL implantation were observed across all groups.” Please revise to further describe these findings. Finally, we note your disclosure that “the dose level for bimatoprost at which there were no observed AEs was determined to be 300 mcg/eye/dose (1000 ng/eye/day in vitro).” Please revise to disclose any severe AEs observed at higher doses.
In response to the Staff’s comment, the Company has revised the disclosures on pages 117 and 118 to reflect the number of subjects and that 300 mcg/eye/dose (1000 ng/eye/day in vitro) was the highest dose tested.
First-in-Human Clinical Trial, page 116
13.Please revise to disclose the location of your first-in-human trial. We note that it was outside of the U.S.
In response to the Staff’s comment, the Company has revised the disclosure on page 118.
Phase 1/2 Clinical Trial, page 118
14.We note your statement on pages 120-121 that there was one severe AE reported in the 39 mcg dose group and was related to dry eye. Please revise to more specifically describe this severe AE.
In response to the Staff’s comment, the Company has revised the disclosure on page 123.
Competition, page 125
15.We note your disclosure that you compete with alternative glaucoma surgical devices and ophthalmic laser companies. Please revise to discuss, where appropriate, how you distinguish yourself from these competitors.
In response to the Staff’s comment, the Company has revised the disclosure on page 127.
Intellectual Property, page 125
16.In this section you state that you “co-own patents and patent applications in [y]our intellectual property portfolio with a co-Applicant” and you “exclusively license the co-Applicant’s rights in these patents and patent applications that are co-owned.” We note you also include tabular disclosure of co-owned and licensed patents. However, we note statements like the following elsewhere: “[c]ompetitors may challenge, infringe or otherwise violate our patents or our co-

Securities and Exchange Commission
December 9, 2025

owned and licensed patents” and “[a]ll Licensed Patents are either solely owned by CU or jointly owned by CU and us.” Please revise here and throughout, including the Prospectus Summary, where you state that you “own and have in-licensed issued patents protecting [y]our pipeline assets,” to clarify whether you wholly own any patents or solely co-own and license patents. In doing so, clarify also if you co-own all patents licensed from CU or if some patents licensed from CU are wholly owned by CU. Finally, revise the disclosure here to specify which patents you wholly own (as applicable), co-own, license as co-owner, and license from CU as the sole owner (as applicable). Separately, please also disclose the patent type for the wholly-owned patents (as applicable) and pending patent applications as you do for your other patents in the table on pages 126-129.
In response to the Staff’s comment, the Company has revised the disclosures on pages 5, 21, 31, 32, 38, 40, 92, 108, 127, 128, 133, F-18 of the audited financial statements, and F-14 of the unaudited financial statements to clarify that all of the Company’s patents and patent applications in its intellectual property portfolio are co-owned with the Regents of the University of Colorado (CU), and the Company licenses CU’s rights in these patents and patent applications that are co-owned.
Executive Compensation, page 155
17.We note your disclosure on page 158: “We entered into a services agreement with CU Medicine in 2019 providing for the services of Dr. Kahook, which was amended most recently on March 1, 2025 (the Kahook Agreement). Pursuant to the terms of the Kahook Agreement, Dr. Kahook, who is an employee of the University of Colorado School of Medicine, provides the Company with services and in exchange we pay CU Medicine monthly fees for such services ($24,995 per month, as of March 1, 2025). The Kahook Agreement may be terminated by the Company or CU Medicine at any time upon 30 days advance written notice and is scheduled to expire on February 28, 2026 unless extended by the mutual consent of the Company and CU Medicine.” We note that Dr. Kahook is not your employee but serves as President, Chief Medical Officer and Executive Chair. Please revise to further specify the services Dr. Kahook provides aside from serving in these roles, if any, and whether there has been any discussion of extending the services agreement after February 2026. Consider whether risk factor disclosure concerning the loss of Dr. Kahook's services may be appropriate.
In response to the Staff’s comment, the Company has revised the disclosure on page 160 to reflect that the Company entered into an amendment to the Kahook Agreement on December 2, 2025 to extend the term of the Kahook Agreement such that the Kahook Agreement automatically renews on February 28th of each year, unless terminated earlier by the Company or CU Medicine. Dr. Kahook does not provide any services to the Company aside from serving as the Company’s President, Chief Medical Officer and Executive Chair.
In response to the Staff’s comment regarding risk factor disclosure concerning the loss of Dr. Kahook’s services, the Company has provided additional disclosure on page 60.

Securities and Exchange Commission
December 9, 2025

Exhibits
18.Please tell us what consideration you gave to filing your lease as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.
Item 601(b)(10)(ii)(D) of Regulation S-K requires the Company to file as an exhibit to the registration statement “any material lease under which a part of the property described in the registration statement is held” by the Company. [Emphasis added]
The Company presently leases property for its corporate headquarters, located in Aliso Viejo, California, pursuant to a lease that expires no later than July 31, 2026. In November 2025, the Company entered into a lease termination agreement in respect of such lease and also entered into a new lease for corporate headquarters located in Irvine, California, for a term of approximately 84 months commencing on July 1, 2026. For the year ended December 31, 2024 and the nine months ended September 30, 2025, aggregate lease payments comprised less than 3% of the Company’s operating expenses, respectively, and the Company anticipates that its lease payments would continue to comprise approximately the same as, or less than, such modest percentage for the foreseeable future. Further, as the Company relies on third parties for manufacturing and to conduct its preclinical studies and clinical trials (all of which activities occur offsite), the Company conducts no operations at its corporate headquarters that it could not move, if necessary, to a new headquarters or other location without material disruption to its business. Accordingly, the Company respectfully submits to the Staff that (i) there is not a substantial likelihood that a reasonable investor in the biopharmaceutical space would attach importance to either of the aforementioned office leases, or their terms, in determining whether to purchase the Company’s securities, (ii) neither of the aforementioned leases is “material,” as contemplated by the definition of “material” in Securities Act Rule 405, and (iii) neither lease is required to be filed as an exhibit to the registration statement under Item 601(b)(10)(ii)(D) of Regulation S-K.
General
19.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that are presented by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act.
*****

Securities and Exchange Commission
December 9, 2025

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (858) 350-2393 or dkoeppen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Dan Koeppen
Dan Koeppen
cc:        Patrick Mooney, SpyGlass Pharma, Inc.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
Ben Capps, Wilson Sonsini Goodrich & Rosati, P.C.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP